UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KKR Financial Holdings LLC

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

48248A306

(CUSIP Number)

David J. Sorkin

Kohlberg Kravis Roberts & Co.

9 West 57th Street, Suite 4200

New York, New York 10019

212-750-8300

with a copy to

William H. Hinman, Esq.

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

650-251-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48248A306		13D

1	Names of Reporting Persons KKR KFC Investments LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,879,812

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 2,879,812

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,897,812

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.8†

14	Type of Reporting Person OO

† The percentage of the Common Shares represented by the shares that are subject to this Schedule 13D is based on an aggregate of 158,359,757 Common Shares outstanding as of July 29, 2010, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 and filed with the Securities and Exchange Commission on August 4, 2010.

CUSIP No. 48248A306	13D

This Amendment No. 1 supplements and amends the statement on Schedule 13D filed on March 9, 2010 by KKR KFC Investments LLC (the “Reporting Person”) relating to common shares, no par value (the “Common Shares”), of KKR Financial Holdings LLC, a Delaware limited liability company (the “Issuer”), having its principal executive offices at 555 California Street, 50th Floor, San Francisco, CA 94104.  Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 1 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a), (b), (c) and (e) of Item 5 are hereby deleted in their entirety and replaced with the following:

All ownership percentages set forth herein assume that there are 158,359,757 Common Shares outstanding as of July 29, 2010, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 and filed with the Securities and Exchange Commission on August 4, 2010.

(a) and (b) (i) As of the date hereof, the Reporting Person may be deemed to beneficially own 2,879,812 Common Shares, which excludes 994,973 Common Shares issuable upon the exercise of options.  As further described in Item 6 of the Schedule 13D, the options are only exercisable upon the registration by the Issuer of the Common Shares issuable upon the exercise of such options.  The 2,879,812 Common Shares that the Reporting Person may be deemed to beneficially own would, as of July 29, 2010, constitute approximately 1.8% of the Issuer’s outstanding Common Shares.  The Reporting Person has sole voting power and sole dispositive power over any Common Shares that it may be deemed to beneficially own.

(ii) As a manager of the Reporting Person, each of the Managers has shared voting power and shared dispositive power with respect to any Common Shares that the Reporting Person may be deemed to beneficially own and, as such, each may be deemed to beneficially own such shares. Each such individual disclaims beneficial ownership of such Common Shares.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Managers is the beneficial owner of the Common Shares referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) During the period from March 9, 2010 to June 12, 2010, the Reporting Person effected sales of, in the aggregate, 1,567,217 Common Shares, which constituted less than 1% of the Issuer’s outstanding Common Shares, on behalf of certain KKR Employees.  On August 11, 2010, the Reporting Person distributed 8,594,203 Common Shares in the aggregate to certain KKR Employees on a pro rata basis based on their respective limited liability company interests in the Reporting Person.  Additionally, on August 13, 2010, the Reporting Person sold 112,635 Common Shares, which represented the pro rata interest of certain foreign-based KKR Employees. The sales were effected by broker transactions at an average price per share of $8.43, the proceeds of which were distributed to such foreign-based KKR Employees on a pro rata basis based on their limited liability company interests in the Reporting Person.

(e) As of August 11, 2010, the Reporting Person ceased to beneficially own of more than 5% of the Issuer’s outstanding Common Shares.  After giving effect to the distribution described in paragraph (c) of this Item 5, no individual KKR Employee receiving Common Shares in the distribution beneficially owns more than five percent of the Issuer’s Common Shares outstanding.

signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 16, 2010

KKR KFC INVESTMENTS LLC

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Manager